082-03733

09047337

TATA

6th November 2009
BJ/SH-L2/ 586

Bombay Stock Exchange Limited
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001

SUPPL

2009 NOV 20 A 10:58
RECEIVED

Dear Sirs,

The Company has today launched and priced a US$250 Million + upsize option of US$50 Million, 5 years and 1 day, 1% - 1.75% coupon Foreign Currency Convertible Bond (Bonds) offering, subject to fulfilment of certain conditions to the closing of the Issue. The Bonds are convertible at 10% premium over the closing price of the Company's shares on National Stock Exchange of India Limited on 5th November 2009 listed and bear a yield to maturity of 3.5% p.a. calculated on a semi-annual basis. ~~These Bonds are expected to be listed on the Singapore Stock Exchange.~~

Nomura is the Sole Underwriter and Book runner to the offering.

Yours faithfully,
For The Tata Power Company Limited

(B J Shroff)
Vice-President & Company Secretary

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

TATA POWER

The Tata Power Company Limited
Registered Office Bombay House 24 Homi Mody Street Mumbai 400 001
Tel 91 22 6665 8282 Fax 91 22 6665 8801